1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date September 30, 2011		By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Announcement

Acquisition of Potash Exploration Permits in Canada

This is a voluntary announcement made by the Company.

On 18 July 2011, the Company entered into a Purchase Agreement with each of Devonian Potash Inc. and North Atlantic Potash Inc., as amended and assigned to Yancoal Canada Resources Co., Ltd., the Company’s wholly-owned subsidiary in Canada, on 22 September 2011. Pursuant to the Purchase Agreements, Yancoal Canada Resources Co., Ltd. acquired, for a total consideration of US$260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada, among which 11 potash mineral exploration permits were acquired from Devonian Potash Inc. and the remaining 8 potash mineral exploration permits were acquired from North Atlantic Potash Inc.. As at 30 September 2011, the Transaction has been approved by the relevant government authorities in China and Canada respectively. Yancoal Canada Resources Co., Ltd. has completed the permit transfer registrations.

The Transaction does not constitute a connected transaction.

The general manager’s office of the Company has the authority to approve the Transaction.

Through the Transaction, the Company will be able to fully leverage its mining expertise and to enhance commercial benefits.

The Transaction

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) announces that the Company had respectively entered into a purchase agreement with each of Devonian Potash Inc. and North Atlantic Potash Inc. on 18 July 2011 (each a “Purchase Agreement”, collectively, the “Purchase Agreements”), as amended and assigned to Yancoal Canada Resources Co., Ltd., the Company’s wholly-owned subsidiary in Canada, on 22 September 2011.

Pursuant to the Purchase Agreements, Yancoal Canada Resources Co., Ltd., for a total consideration of US$260 million, acquired 19 potash mineral exploration permits in the Province of Saskatchewan, Canada (the “Transaction”), among which 11 potash mineral exploration permits were acquired from Devonian Potash Inc. and the remaining 8 potash mineral exploration permits were acquired from North Atlantic Potash Inc.

As at 30 September 2011, the Transaction has been approved by the relevant government authorities in China and Canada respectively. Yancoal Canada Resources Co., Ltd. has completed the permit transfer registrations.

The acquired permits cover approximately 1,325,388.17 acres of area (about 5,363.84 square kilometers) in aggregate, all located in the Province of Saskatchewan, Canada. Based on the preliminary exploration information, it is expected that the permit area may have abundant potash resources. However, further in-depth exploration work will be required post Transaction to produce formal estimates of potash resources and reserves in compliance with internationally recognized reporting standards.

Information on the counterparties

Devonian Potash Inc and North Atlantic Potash Inc are limited companies registered in Canada. As far as the Company is aware, the direct controlling shareholder of North Atlantic Potash Inc. is JSC Acron, which is listed on the Moscow Interbank Currency Exchange, Russian Trading System and London Stock Exchange, and is one of Russia’s major producers of ammonia, nitrogen and complex fertilizers and the world’s second largest producer of NPK (Nitrogen, Phosphorus and Potassium). Devonian Potash Inc. is privately owned.

Reasons for the Transaction

The Company, through the Transaction, will be able to fully leverage its mining expertise and to enhance commercial benefits. The Company will consistently adhere to market-focused business principles and localized operating approaches in overseas investment, to carry out the follow-up exploration activities and other operations with respect to the relevant Canadian potash resources accordingly.

By order of the board of Directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the board

Zoucheng, Shandong Province, the PRC

30 September 2011

As at the date of this announcement, the Directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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